

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 27, 2022

Hector Ruiz
General Counsel
Canoo Inc.
19951 Mariner Avenue
Torrance, California 90503

> **Re: Canoo Inc.**
> **Registration Statement on Form S-3**
> **Filed May 20, 2022**
> **File No. 333-265123**

Dear Mr. Ruiz:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Gregory Herbers at 202-551-8028 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing

cc: Robert Goedert